

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Eric Watson
General Counsel and Secretary
Doma Holdings, Inc.
101 Mission Street, Suite 740
San Francisco, CA 94105

      Re: Doma Holdings, Inc.
          Registration Statement on Form S-1
          Filed August 19, 2021
          File No. 333-258942

Dear Mr. Watson :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance